UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Kane, John A.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President, Finance
   and Adm, CFO and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
--------------------------------------------------------------------------------
----------------------------------------------------
Common Stock
10,327.00      D  Direct
Common Stock                                  05/14/02    J (1)V   3,656.00
D                              I  by Trust (2)
Common Stock                                  05/14/02    J (1)V   3,656.00
D                              I  by Trust (2)
Common Stock                                  05/14/02    J (1)V   3,656.00
D                              I  by Trust (2)
Common Stock                                  05/14/02    J (1)V   3,655.00
D                              I  by Trust (2)
Common Stock                                  05/14/02    J    V   3,656.00 (3)
A                              I  by Trust (4)
Common Stock                                  05/14/02    J    V   3,656.00 (3)
A                              I  by Trust (4)
Common Stock                                  05/14/02    J    V   3,656.00 (3)
A                              I  by Trust (4)
Common Stock                                  05/14/02    J    V   3,655.00 (3)
A               14,623.00      I  by Trust (4)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
--------------------------------------------------------------------------------
----------------------------------------------------
Employee Stock Option (right to$14.2188
07/12/01     07/12/10
 buy)
Employee Stock Option (right to$18.0000
11/16/06
 buy)
Non-Qualified Stock Option     $13.6250
04/22/99     04/22/09
(right to buy)
Non-Qualified Stock Option     $15.8200
07/10/02     07/10/11
(right to buy)
Non-Qualified Stock Option     $16.5938
08/25/01     08/25/10
(right to buy)
Non-Qualified Stock Option     $30.6250
09/06/97     09/06/06
(right to buy)
Non-Qualified Stock Option     $31.2188
11/24/98     11/24/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
--------------------------------------------------------------------------------
----------------------------------------------------
Employee Stock Option (right to          Common Stock                   2,000.00
2,000.00      D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   6,000.00
6,000.00      D   Direct
 buy)
Non-Qualified Stock Option               Common Stock
25,000.00                 25,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
33,000.00                 33,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock
12,000.00                 12,000.00     D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,685.00
5,685.00      D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,675.00
6,675.00      D   Direct
(right to buy)

Explanation of Responses:

(1)
Transfer without consideration of shares helds by John A. Kane Grantor Retained Annuity Trust f/b/o reporting person's children by s uch trust to the reporting person's spouse, who is trustee of certain trusts for the benefit of the reporting person's children.
(2)
Shares held in trust by John A. Kane Grantor Retained Annuity Trust f/b/o the reporting person's children. The reporting person is trustee.
(3)
The reporting person disclaims beneficial ownership of shares, and this report shall not be deemed an admission for the purpose of S ection 16 or any other purpose that the reporting person is the beneficial owner of such shares.
(4)
Shares are held in trust for the benefit of the reporting person's children.
The reporting person's wife is trustee.

SIGNATURE OF REPORTING PERSON
/S/ By: Diane L. Brown, Attorney-In-Fact
    For: John A. Kane
DATE 06/10/02